UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Number: 333-173496) of Arcos Dorados Holdings Inc. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Arcos Dorados Holdings Inc. – Condensed Consolidated Financial Statements as of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: November 10, 2021

Item 1

Arcos Dorados Holdings Inc.

Condensed Consolidated Financial Statements

As of September 30, 2021 and December 31, 2020 and for the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Arcos Dorados Holdings Inc.

Consolidated Statements of Loss

 For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2021	2020
REVENUES
Sales by Company-operated restaurants	$1,798,060	$1,314,221
Revenues from franchised restaurants	81,588	62,606
Total revenues	1,879,648	1,376,827

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(640,541)	(471,791)
Payroll and employee benefits	(349,493)	(301,527)
Occupancy and other operating expenses	(565,226)	(458,060)
Royalty fees	(92,521)	(77,071)
Franchised restaurants – occupancy expenses	(37,321)	(30,776)
General and administrative expenses	(147,840)	(124,608)
Other operating income (expenses), net	15,046	(1,466)
Total operating costs and expenses	(1,817,896)	(1,465,299)
Operating income (loss)	61,752	(88,472)
Net interest expense	(39,735)	(44,252)
Loss from derivative instruments	(6,190)	(383)
Gain from securities	—	18,070
Foreign currency exchange results	(9,090)	(44,995)
Other non-operating income (expenses), net	2,219	(132)
Income (loss) before income taxes	8,956	(160,164)
Income tax expense	(8,749)	(11,344)
Net income (loss)	207	(171,508)
Less: Net (income) loss attributable to non-controlling interests	(282)	20
Net loss attributable to Arcos Dorados Holdings Inc.	$(75)	$(171,488)

Earnings per share information:
Basic net earnings per common share attributable to Arcos Dorados Holdings Inc.	$0.00	$(0.83)
Diluted net earnings per common share attributable to Arcos Dorados Holdings Inc.	0.00	(0.82)

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Consolidated Statements of Comprehensive Loss

 For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars

	2021	2020
Net income (loss)	$207	$(171,508)
Other comprehensive loss, net of tax:
Foreign currency translation	(25,339)	(104,703)
Post-employment benefits:
Reclassification of net loss to consolidated statement of income	114	177
Post-employment benefits (net of deferred income taxes of $57 and $90)	114	177
Cash flow hedges:
Net gain recognized in accumulated other comprehensive loss	16,405	75,007
Reclassification of net gain to consolidated statement of loss	(2,878)	(55,922)
Cash flow hedges (net of deferred income taxes of $2,147 and $4,777)	13,527	19,085
Total other comprehensive loss	(11,698)	(85,441)
Comprehensive loss	(11,491)	(256,949)
Less: Comprehensive (income) loss attributable to non-controlling interests	(210)	63
Comprehensive loss attributable to Arcos Dorados Holdings Inc.	$(11,701)	$(256,886)

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Consolidated Balance Sheet

As of September 30, 2021 and December 31, 2020

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	As of September 30, 2021 (Unaudited)	As of December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	$206,904	$165,989
Accounts and notes receivable, net	75,542	94,249
Other receivables	20,527	19,946
Inventories	34,829	33,601
Prepaid expenses and other current assets	88,929	100,469
McDonald’s Corporation’s indemnification for contingencies	—	575
Derivative instruments	—	702
Total current assets	426,731	415,531
Non-current assets
Miscellaneous	74,277	72,649
Collateral deposits	2,500	2,500
Property and equipment, net	747,913	796,532
Net intangible assets and goodwill	36,456	37,046
Deferred income taxes	60,672	55,567
Derivative instruments	117,685	121,901
McDonald’s Corporation’s indemnification for contingencies	1,210	1,259
Lease right of use asset, net	780,388	790,969
Total non-current assets	1,821,101	1,878,423
Total assets	$2,247,832	$2,293,954
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$212,010	$209,535
Royalties payable to McDonald’s Corporation	11,273	44,779
Income taxes payable	40,543	34,447
Other taxes payable	58,768	56,837
Accrued payroll and other liabilities	93,233	79,218
Provision for contingencies	2,053	2,024
Interest payable	15,855	11,947
Current portion of long-term debt	4,385	3,129
Derivative instruments	5,144	4,727
Operating lease liabilities	55,139	56,828
Total current liabilities	498,403	503,471
Non-current liabilities
Accrued payroll and other liabilities	20,909	21,884
Provision for contingencies	29,831	24,924
Long-term debt, excluding current portion	741,441	773,445
Derivative instruments	19,192	14,534
Deferred income taxes	4,745	5,067
Operating lease liabilities	746,562	752,613
Total non-current liabilities	1,562,680	1,592,467
Total liabilities	2,061,083	2,095,938
Equity
Class A shares of common stock	388,369	386,603
Class B shares of common stock	132,915	132,915
Additional paid-in capital	10,019	11,540
Retained earnings	270,619	290,895
Accumulated other comprehensive loss	(596,486)	(584,860)
Common stock in treasury	(19,367)	(39,547)
Total Arcos Dorados Holdings Inc. shareholders’ equity	186,069	197,546
Non-controlling interests in subsidiaries	680	470
Total equity	186,749	198,016
Total liabilities and equity	$2,247,832	$2,293,954

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Condensed Consolidated Statements of Cash Flows

 For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars

	2021	2020
Operating activities
Net loss attributable to Arcos Dorados Holdings Inc.	$(75)	$(171,488)
Adjustments to reconcile net loss attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	91,194	96,463
Gain of property and equipment sales	(1,066)	(120)
Impairment of long-lived assets	—	3,800
Foreign currency exchange results	5,682	38,763
Loss from derivative instruments	6,190	383
Others, net	1,426	3,771
Changes in assets and liabilities	35,213	(21,759)
Net cash provided by (used in) operating activities	138,564	(50,187)
Investing activities
Property and equipment expenditures	(73,081)	(64,833)
Purchases of restaurant businesses paid at acquisition date	(185)	(247)
Proceeds from sales of property and equipment and related advances	1,433	707
Other investing activity	3,286	666
Net cash used in investing activities	(68,547)	(63,707)
Financing activities
Dividend payments to Arcos Dorados Holdings Inc.’s shareholders	(21)	(10,220)
Issuance of 2027 Notes	—	153,375
Collection of derivative instruments	23,240	—
Repurchase of 2027 Senior Notes	(18,364)	—
Repurchase of 2023 Senior Notes	(15,109)	—
Net short-term borrowings	—	2,313
Other financing activities	(5,190)	(4,774)
Net cash (used in) provided by financing activities	(15,444)	140,694
Effect of exchange rate changes on cash and cash equivalents	(13,658)	(12,174)
Increase in cash and cash equivalents	40,915	14,626
Cash and cash equivalents at the beginning of the year	165,989	$121,880
Cash and cash equivalents at the end of the period	$206,904	$136,506

Supplemental cash flow information:
Cash paid during the period for:
Interest	$35,993	$43,842
Income tax	20,485	17,918
Non-cash investing and financing activities:
Stock dividend distribution to Arcos Dorados Holdings Inc.’s Shareholders, at cost	20,180	20,453

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Consolidated Statement of Changes in Equity

 For the nine-month period ended September 30, 2021 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc. Shareholders’ Equity
							Accumulated
	Class A shares of		Class B shares of		Additional		other				Non-
	common stock		common stock		paid-in	Retained	comprehensive	Common stock in treasury			controlling
	Number	Amount	Number	Amount	capital	earnings	loss	Number	Amount	Total	interests	Total
Balances at beginning of fiscal year	132,535,761	$386,603	80,000,000	$132,915	$11,540	$290,895	$(584,860)	(5,269,988)	$(39,547)	$197,546	$470	$198,016
Net loss for the period (Unaudited)	—	—	—	—	—	(75)	—	—	—	(75)	282	207
Other comprehensive loss (Unaudited)	—	—	—	—	—	—	(11,626)	—	—	(11,626)	(72)	(11,698)
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders (fractional shares) (Unaudited)	—	—	—	—	—	(21)	—	—	—	(21)	—	(21)
Stock Dividends to Arcos Dorados Holdings Inc.’s shareholders (70 shares per share) (Unaudited)	—	—	—	—	—	(20,180)	—	2,960,926	20,180	—	—	—
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan (Unaudited)	251,623	1,766	—	—	(1,766)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	245	—	—	—	—	245	—	245
Balances at end of period (Unaudited)	132,787,384	$388,369	80,000,000	$132,915	$10,019	$270,619	$(596,486)	(2,309,062)	$(19,367)	$186,069	$680	$186,749

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statement of Changes in Equity

 For the nine-month period ended September 30, 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc. Shareholders’ Equity
							Accumulated
	Class A shares of		Class B shares of		Additional		other				Non-
	common stock		common stock		paid-in	Retained	comprehensive	Common stock in treasury			controlling
	Number	Amount	Number	Amount	capital	earnings	loss	Number	Amount	Total	interests	Total
Balances at beginning of fiscal year	132,063,631	$383,204	80,000,000	$132,915	$13,375	$471,149	$(519,505)	(7,993,602)	$(60,000)	$421,138	$428	$421,566
Net loss for the period (Unaudited)	—	—	—	—	—	(171,488)	—	—	—	(171,488)	(20)	(171,508)
Other comprehensive loss (Unaudited)	—	—	—	—	—	—	(85,398)	—	—	(85,398)	(43)	(85,441)
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.05 per share) (Unaudited)	—	—	—	—	—	(10,220)	—	—	—	(10,220)	—	(10,220)
Cash Dividends on restricted share units under the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	—	(130)	—	—	—	(130)	—	(130)
Stock Dividends to Arcos Dorados Holdings Inc.’s shareholders (75 shares per share) (Unaudited)	—	—	—	—	—	(20,453)	—	2,723,614	20,453	—	—	—
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan (Unaudited)	471,900	3,397	—	—	(3,397)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	1,359	—	—	—	—	1,359	—	1,359
Balances at end of period (Unaudited)	132,535,531	$386,601	80,000,000	$132,915	$11,337	$268,858	$(604,903)	(5,269,988)	$(39,547)	$155,261	$365	$155,626

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.	Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a company limited by shares incorporated and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has through its wholly-owned Company Arcos Dorados Group B.V., a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). Prior to this acquisition, the Company did not carry out operations. The Company’s rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore the ability to conduct the business, derive exclusively from the rights granted by McDonald’s Corporation in the MFAs through 2027. The initial term of the MFA for French Guyana, Guadeloupe and Martinique was ten years through August 2, 2017 with an option to extend the agreement for these territories for an additional period of ten years, through August 2, 2027. On July 20, 2016, the Company has exercised its option to extend the MFA for these three territories.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries, operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas (USVI) and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

COVID-19

On March 11, 2020, a novel virus known as COVID-19 was declared by the World Health Organization (WHO) as a pandemic, resulting in federal, state and local governments mandating various restrictions, including travel restrictions, restrictions on public gatherings, stay at home orders and advisories, curfews and quarantining of people who may have been exposed to the virus. In order to comply with these government measures, the Company closed all restaurants in some territories for a period of time, especially from the end of March through the middle of April 2020. During that period, approximately 50% of the Company’s entire restaurant footprint was fully closed. These limitations had significantly disrupted the Company’s business operations with a negative impact on its financial results during 2020, including a decline in revenues as well as cash from operations. Beginning in the middle of April 2020, while observing ongoing operating hours and/or occupancy restrictions imposed by each market's government, the Company began steadily re-opening restaurants.

Beginning in March 2020, the Company has implemented several cash preservation measures including, but not limited to, reducing costs and expenses, limiting capital expenditures and renegotiating terms and conditions with lessors and other suppliers of goods and services. During 2021, the Company has been loosening some of these measures while continues to closely monitor the dynamic environment. Regarding liquidity, given that cash flow from operations stabilized during the second quarter of 2020 and sales have continued to recover sequentially on a quarter by quarter basis, the Company began 2021 with no short-term debt balances. Although the Company does not expect significant increases in its short-term debt in 2021, all short-term credit lines are available if needed.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.	Organization and nature of business (continued)

COVID-19 (Continued)

During 2020, McDonald’s Corporation granted the Company a deferral of all royalty payments due related to sales from March to July 2020 (settled during the first half of 2021); a reduction in the advertising and promotion spending requirements from 5% to 4% for the annual period 2020 and the withdrawal of the previously-agreed restaurant opening plan and reinvestment plan, agreeing in place of these obligations, on a plan for 2021 only. In addition, McDonald’s Corporation provided the Company with growth support which is expected to result in a consolidated effective royalty rate of about 5.3% of sales, in 2021.

Additionally, the Company benefited from certain government measures enacted in Latin America and the Caribbean to help companies manage the economic impacts of the COVID-19 pandemic. Government measures included: modification of existing regulations to reduce workdays or tax costs, tax payment deferral and subsidies related to labor costs, among others. All subsidies granted were recognized on a systematic basis over the periods in which the related expenses were recorded, within “Payroll and employee benefits” or “General and administrative expenses” in the Company´s consolidated statement of loss. The Company complies with all the terms and conditions required by the governments to maintain the benefits granted. Although as of September 30, 2021, some of the government measures remained in place, the Company cannot predict the extent or duration of current or forthcoming programs. Vaccination programs are progressing in the region providing a foreseeable transition to normalcy, however the Company cannot predict when the operating environment will transition to normalcy as the COVID-19 virus is still spreading around the region. As a consequence, the Company continues to closely monitor the significance of the disruption across its territories to consider it as an indicator of impairment.

The Company believes in its ability to obtain the sources of liquidity and capital resources that are necessary in this challenging economic environment and also believes that its liquidity and capital resources, including working capital, are adequate for its present requirements and business operations and will be adequate to satisfy its currently anticipated requirements during at least the next twelve months for working capital, capital expenditures and other corporate needs.

2.	Basis of presentation and principles of consolidation

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) for interim financial information and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

The accompanying condensed consolidated financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for purposes of this presentation. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements of the Company as of December 31, 2020.

The accompanying condensed consolidated financial statements are unaudited and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are considered necessary for the fair presentation of the information in the consolidated financial statements.

Operating results for the nine-month period ended September 30, 2021 are not necessarily indicative of results that may be expected for any future periods.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign currency matters

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan and Argentinian operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheet date exchange rates, and revenues, expenses and cash flow are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than its functional currencies in its statements of loss.

Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, were considered to be highly inflationary, and as such, the financial statements of these subsidiaries are remeasured as if its functional currency was the reporting currency of the immediate parent company (US dollars for Venezuelan operation; Brazilian reais (“BRL”) for Argentinian operation from July 2018 to June 2020 and US dollars since July 2020). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive loss” within shareholders’ equity. In addition, in these territories, there are foreign currency matters. Since 2019, in Argentina several measures have been adopted including, among others: (i) limitation to hoarding and consumption in foreign currency for natural persons, (ii) taxes to increase the official exchange rate, (iii) approvals issued by the Central Bank of Argentina to access foreign currency to settle imports of goods or services, principal and interest from financial payables to foreign parties, profits and dividends. See Note 13 for further information about Venezuelan operations.

Recent accounting pronouncements

No new accounting pronouncement issued or effective during the period had or is expected to have a material impact on the Company’s consolidated financial statements.

4.	Short-term debt

Revolving credit facility

On December 11, 2020, the Company renewed its committed revolving credit facility with JPMorgan Chase Bank, N.A (JPMorgan), for up to $25 million maturing on December 11, 2021. This revolving credit facility permits the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Principal is due upon maturity. However, prepayments are permitted without premium or penalty. Each loan made under this agreement will bear interest annually at LIBOR plus 3% that will be payable on the date of any prepayment or at maturity.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.       Short-term debt (Continued)

Revolving credit facility (continued)

The obligations of the Company under the revolving credit facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. The revolving credit facility includes customary covenants including, among others, restrictions on the ability of the Company, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws. In addition, the Company is required, among others, to: (i) maintain unrestricted cash, cash equivalents and/or marketable securities in a minimum aggregate amount equal to $50 million.; and (ii) comply, as of the last day of each quarter during the agreement, with a consolidated net indebtedness (including interest payable) to EBITDA ratio lower than:

As of December 31, 2020	9.5
As of March 31, 2021	15.25
As of June 30, 2021	5.25
As of September 30, 2021	4.25

As of September 30, 2021, the Company’s net indebtedness (including interest payable) to EBITDA ratio was 2.12 and thus it is currently in compliance with the ratio requirement.

The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

No amounts are due at the date of issuance of these condensed consolidated financial statements in connection with this revolving credit facility.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.       Long-term debt

Long-term debt consists of the following:

	As of September 30, 2021 (Unaudited)	As of December 31, 2020
2027 Notes	$535,986	$553,354
2023 Notes	202,813	216,593
Finance lease obligations	6,669	5,941
Other long-term borrowings	8,228	10,199
Subtotal	753,696	786,087
Discount on 2023 Notes	(783)	(1,147)
Discount on 2027 Notes	(6,251)	(7,358)
Premium on 2023 Notes	291	427
Premium on 2027 Notes	2,736	3,206
Deferred financing costs	(3,863)	(4,641)
Total	$745,826	$776,574
Current portion of long-term debt	4,385	3,129
Long-term debt, excluding current portion	$741,441	$773,445

2027 and 2023 Notes

The following table presents additional information related to the 2027 and 2023 Notes (the "Notes"):

			Principal as of
	Annual interest rate	Currency	September 30, 2021 (Unaudited)	December 30, 2020	Maturity
2027 Notes	5.875%	USD	$535,986	$553,354	April 4, 2027
2023 Notes	6.625%	USD	202,813	216,593	September 27, 2023

The following table presents additional information for the nine-month periods ended September 30, 2021 and 2020:

	Interest Expense (i)		DFC Amortization (i)		Amortization of Premium/Discount, net (i)
	2021 (Unaudited)	2020 (Unaudited)	2021 (Unaudited)	2020 (Unaudited)	2021 (Unaudited)	2020 (Unaudited)
2027 Notes	$24,303	$12,142	$540	$240	$637	$(42)
2023 Notes	11,750	17,295	238	244	228	308

(i)	These charges are included within "Net interest expense" in the consolidated statements of loss.

On September 27, 2013, the Company issued senior notes for an aggregate principal amount of $473.8 million, which are due in 2023 (the "2023 Notes"). Periodic payments of principal are not required and interest is paid semi-annually commencing on March 27, 2014. The Company incurred $3,313 of financing costs related to the cash issuance of 2023 Notes, which were capitalized as deferred financing costs ("DFC") and are being amortized over the life of the notes.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.       Long-term debt (continued)

2027 and 2023 Notes (continued)

On June 1, 2016, the Company launched a cash tender offer to purchase $80,000 of its outstanding 2023 Notes, at a redemption price equal to 98%, which expired on June 28, 2016. The holders who tendered their 2023 Notes prior to June 14, received a redemption price equal to 101%. As a consequence of this transaction, the Company redeemed 16.90% of the outstanding principal. The total payment was $80,800 (including $800 of early tender payment) plus accrued and unpaid interest.

The results related to the cash tender offer and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of loss.

Furthermore, on March 16, 2017, the Company launched a second cash tender offer to purchase $80,000 of its outstanding 2023 Notes, at a redemption price equal to 104%, which expired on April 12, 2017. The holders who tendered their 2023 Notes prior to March 29, 2017, received a redemption price equal to 107%. As a consequence of this transaction, the Company redeemed 11.6% of the outstanding principal. The total payment was $48,885 (including $3,187 of early tender payment) plus accrued and unpaid interest. The results related to the second cash tender offer and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of loss.

On September 15, 2020 the Company launched an offer to exchange any and all of 2023 Notes for an additional issuance of 2027 Notes that expired on October 13, 2020 (the “expiration date”). The purpose of the exchange offer was to extend the maturity profile of the Company’s long-term debt. The settlement date was on October 15, 2020. Eligible holders who validly tendered their 2023 Notes for exchange prior to September 28, 2020 (the “early participation date”), received $1,055 (expressed as whole number) of 2027 Notes per $1,000 (expressed as whole number) of 2023 Notes at the settlement date. Eligible holders who validly tendered their 2023 Notes for exchange after the early participation date, but on or prior to the expiration date received $1,005 (expressed as whole number) of 2027 Notes per $1,000 (expressed as whole number) of 2023 Notes at the settlement date. In addition, any fractional portion of the 2027 Notes less than $1,000 (expressed as whole number) and accrued and unpaid interest were paid in cash.

As of September 28, 2020, the early participation date, the Company accepted to exchange $126,801 of 2023 Notes, representing 36.43% of the outstanding principal amount of the 2023 Notes. In addition, on October 13, 2020, the Company accepted to exchange $4,675, representing 1.34% of the outstanding principal amount of 2023 Notes. On October 15, 2020, the Company issued $133,668 of 2027 Notes, paid $107.1 for fractional portion and $180.1 for accrued and unpaid interest related to the early participation and $4,686 of 2027 Notes, paid $12.4 for fractional portion and $7.1 for unpaid interest related to the exchange after the early participation date.

From June 2021 to September 2021, the Company repurchased $13,780 of the outstanding principal amount of 2023 Notes at a price equal to 109.65% (equivalent to $15,109) plus accrued and unpaid interests. All repurchased notes were cancelled by October 5, 2021.

On April 2017, the Company issued senior notes for an aggregate principal amount of $265 million, which are due in 2027 (the “2027 Notes”). The proceeds from this issuance of the 2027 Notes were used to repay the Secured Loan Agreement, unwind the related derivative instruments, pay the principal and premium on the 2023 Notes (in connection with the aforementioned second tender offer) and for general purposes. In addition, on September 11, 2020, the Company issued additional 2027 Notes for an aggregate principal amount of $150 million at a price of 102.250%. The proceeds from the second issuance were used mainly to repay short-term indebtedness. Periodic payments of principal are not required, and interest is paid semi-annually commencing on October 4, 2017. The Company incurred $3,001 of financing costs related to the first issuance of 2027 Notes and $2,000 related to the second issuance, which were capitalized as DFC and are being amortized over the life of the notes.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.       Long-term debt (continued)

2027 and 2023 Notes (continued)

From June 2021 to September 2021, the Company repurchased and cancelled $17,368 of the outstanding principal amount of 2027 Notes at a price equal to 105.74% (equivalent to $18,364) plus accrued and unpaid interests.

The Notes are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of the Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. In addition, the indenture governing the 2027 Notes, limits the Company’s and its subsidiaries’ ability to: incur in additional indebtedness and make certain restricted payments, including dividends. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding Notes to be due and payable immediately.

The 2023 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.       Derivative instruments

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of September 30, 2021 and December 31, 2020:

		Assets			Liabilities
		As of			As of
Type of Derivative	Balance Sheets Location	September 30, 2021 (Unaudited)	As of December 31, 2020	Balance Sheets Location	September 30, 2021 (Unaudited)	As of December 31, 2020
Derivatives designated as hedging instruments
Cash Flow hedge
Forward contracts	Other receivables	$526	$—	Accrued payroll and other liabilities	$(75)	$(1,264)
Cross-currency interest rate swap	Derivative instruments	105,475	86,534	Derivative instruments	(3,280)	(6,194)
Call spread	Derivative instruments	—	21,858	Derivative instruments	—	—
Coupon-only swap	Derivative instruments	—	3,591	Derivative instruments	—	—
Subtotal		$106,001	$111,983		$(3,355)	$(7,458)
Derivatives not designated as hedging instruments
Call spread	Derivative instruments	$4,797	$3,798	Derivative instruments	$—	$—
Coupon-only swap	Derivative instruments	—	202	Derivative instruments	(8,064)	(5,017)
Call Spread + Coupon-only swap	Derivative instruments	7,413	6,620	Derivative instruments	(12,992)	(8,050)
Subtotal		$12,210	$10,620		$(21,056)	$(13,067)
Total derivative instruments		$118,211	$122,603		$(24,411)	$(20,525)

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.       Derivative instruments (continued)

Derivatives designated as hedging instruments

Cash flow hedge

Forward contracts

The Company has entered into various forward contracts in a few territories to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges results in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of September 30, 2021, the Company had forward contracts outstanding with a notional amount of $17.576 that mature during 2021 and 2022.

The Company made net (payments) collections totaling $(724) and $2,137 during the nine-month periods ended September 30, 2021 and 2020, respectively, as a result of the net settlements of these derivatives.

Cross-currency interest rate swap

The Company entered into four cross-currency interest rate swap agreements to hedge all the variability of the principal and interest collections of its BRL intercompany loan receivables. The agreements were signed during November 2013 (amended in February 2017), June and July 2017 and October 2020. The following table presents information related to the terms of the agreements:

	Payable			Receivable
Bank	Currency	Amount	Interest rate	Currency	Amount	Interest rate	Interest payment dates	Maturity
JP Morgan Chase Bank, N.A.	BRL	108,000	13%	$	35,400	4.38%	March 31/ September 30	September 2023
JP Morgan Chase Bank, N.A.	BRL	98,670	13%	$	30,000	6.02%	March 31/ September 30	September 2023
Citibank N.A.	BRL	94,200	13%	$	30,000	6.29%	March 31/ September 30	September 2023
Citibank N.A.	BRL	112,738	13%	$	20,049	8.08%	March 31/ September 30	September 2023

During April 2017, the Company’s Brazilian subsidiary entered into similar agreements in order to hedge all the variability in a portion (50%) of the principal and interest payable of certain intercompany loan payables nominated in US dollar.

The following table presents information related to the terms of the agreements:

	Payable			Receivable
Bank	Currency	Amount	Interest rate	Currency	Amount	Interest rate	Interest payment dates	Maturity
BAML (i)	BRL	156,250	13.64%	$	50,000	6.91%	March 31/ September 30	April 2027
Banco Santander S.A.	BRL	155,500	13.77%	$	50,000	6.91%	June 30/ December 31	September 2023

(i)	Bank of America Merrill Lynch Banco Múltiplo S.A.

The Company paid $4,132 and $4,031 of net interest during the nine-month periods ended September 30, 2021 and 2020, respectively.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.       Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Call spread

During April 2017, the Company’s Brazilian subsidiary entered into two call spread agreements in order to hedge all  the variability in a portion (50%) of the principal of certain intercompany loan payables nominated in US dollar. Call spread agreements consist of a combination of two call options: the Company bought an option to buy US dollar at a strike price equal to the BRL exchange rate at the date of the agreements, and wrote an option to buy US dollar at a higher strike price than the previous one. Both pair of options have the same notional amount and are based on the same underlying with the same maturity date.

The following table presents information related to the terms of the agreements:

	Nominal Amount		Strike price
Bank	Currency	Amount	Call option written	Call option bought	Maturity
Citibank S.A.	$	50,000	4.49	3.11	September 2023
JP Morgan S.A.	$	50,000	5.20	3.13	April 2027

In May 2021, the Company unwound these agreements before their maturity and collected $18.8 million (BRL99.7 million). Although the hedge relationships were discontinued, the Company expects to maintain the underlying loans until maturity. As a consequence, the amounts recorded in accumulated other comprehensive loss until May 2021 will be amortized to earnings as the originally hedged cash flows affected earnings.

Coupon-only swap

During April 2017, the Company’s Brazilian subsidiary entered into two coupon-only swap agreements in order to hedge all the variability in a portion (50%) in the interest payable related to the intercompany loan aforementioned.

The following table presents information related to the terms of the agreements:

	Payable			Receivable
Bank	Currency	Amount	Interest rate	Currency	Amount	Interest rate	Interest payment dates	Maturity
Citibank S.A.	BRL	155,500	11.08%	$	50,000	6.91%	June 30/ December 31	September 2023
JP Morgan S.A.	BRL	156,250	11.18%	$	50,000	6.91%	March 31/ September 30	April 2027

In May 2021, the Company unwound these agreements before their maturity and collected $4.4 million (BRL 23.5 million). Although the hedge relationships were discontinued, the Company expects to maintain the underlying loans until maturity. As a consequence, the amounts recorded in accumulated other comprehensive loss until May 2021 will be amortized to earnings as the originally hedged cash flows affected earnings.

The Company made net collections (payments) of $170 of net interest during 2021 until the agreements were unwound and $(197) of net interest during the nine-month period ended September 30, 2020.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.       Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Additional disclosures

The following table present the pretax amounts affecting income and other comprehensive loss for the nine-month periods ended September 30, 2021 and 2020 for each type of derivative relationship:

Derivatives in Cash Flow	Gain (Loss) Recognized in Accumulated OCI on Derivative (Unaudited)		(Gain) Loss Reclassified from Accumulated OCI into (Loss) Income (i) (Unaudited)
Hedging Relationships	2021	2020	2021	2020
Forward contracts	$991	$2,559	$724	$(2,137)
Cross-currency interest rate swaps	20,115	76,177	(5,240)	(52,505)
Call Spread (ii)	(2,593)	6,618	1,159	(18,216)
Coupon-only swap (ii)	1,093	11,819	(575)	(453)
Total	$19,606	$97,173	$(3,932)	$(73,311)

(i)	The results recognized in income related to forward contracts were recorded as an adjustment to food and paper.

(ii)	Agreements unwound in May 2021.

	For the nine-month periods ended September 30,
Adjustment to:	2021 (Unaudited)	2020 (Unaudited)
Foreign currency exchange results	$8,191	$54,273
Net interest expense	(2,951)	(1,768)
Total	$5,240	$52,505

The results recognized in income related to call spread agreements and coupon-only swap agreements were recorded as an adjustment to foreign currency exchange and interest expense, respectively.

Derivatives not designated as hedging instruments

In October 2020, the Company´s Brazilian subsidiary entered into certain derivatives that are not designated as hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately in earnings, within "Gain (loss) from derivative instruments". These agreements are:

– A call spread with JPMorgan, consisting of a combination of two call options similar to the ones previously mentioned. This agreement matures in April 2027.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.       Derivative instruments (continued)

Derivatives not designated as hedging instruments (continued)

The following table presents information related to the terms of the agreements:

Nominal Amount		Strike price
Currency	Amount	Call option written	Call option bought
	$30,000	8.2	5.62

– A coupon-only swap with JP Morgan that matures in April 2027.

The following table presents information related to the terms of the agreements:

Payable			Receivable
Currency	Amount	Interest rate (i)	Currency	Amount	Interest rate	Interest payment dates
BRL	168,690	CDI 2.42%	$	30,000	5.46%	April 30/ October 31

(i) “CDI” Certificados de Depósitos Interbancários

The Company collected $161 during the nine-month periods ended September 30, 2021, related to this agreement.

– A combination of call spread + coupon only swap into one agreement with Itau Unibanco S.A (Itau), that matures in April 2027.

The following tables present information related to the terms of the agreements:

Nominal Amount		Strike price
Currency	Amount	Call option written	Call option bought
	$50,000	8.2	5.62

Payable			Receivable
Currency	Amount	Interest rate (i)	Currency	Amount	Interest rate	Interest payment dates
BRL	281,150	CDI 2.47%	$	50,000	5.46%	April 30/ October 31

(i) “CDI” Certificados de Depósitos Interbancários

The Company collected $263 during the nine-month periods ended September 30, 2021, related to this Coupon Only agreement.

In addition, for the nine-month period ended September 30, 2020, the Company made net payments amounting to $39 related to certain forward contracts entered into during previous year.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Share-based compensation

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering 2011.

The Company made recurring grants of stock options in each of the fiscal years from 2011 to 2014. These grants vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. Each stock option granted represents the right to acquire a Class A share at its grant-date fair market value. The exercise right for the stock options is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the seventh anniversary of the grant date. As of June 30, 2021, all stock options previously granted were expired. The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date.

The Company made recurring grants of restricted share units in each of the fiscal years from 2011 to 2019. Each restricted share unit represents the right to receive a Class A share when vested. From 2011 to 2018, these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. The 2019 award vested on May 10, 2020. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense related to this award in the amount of $245 and $1,359 during the nine-month periods ended September 30, 2021 and 2020, respectively. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of loss.

Restricted Share Units

The following table summarizes the activity of restricted share units during the nine-month period ended September 30, 2021:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2020	451,198	7.80
Partial vesting of 2016 grant	(110,213)	4.70
Partial vesting of 2017 grant	(62,742)	9.20
Partial vesting of 2018 grant	(79,673)	8.50
Forfeitures	(10,757)	8.69
Outstanding at September 30, 2021	187,813	8.70
Exercisable at September 30, 2021	—	—

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.       Share-based compensation (Continued)

2011 Equity Incentive Plan (Continued)

Restricted Share Units (Continued)

As of September 30, 2021, the Company issued 251,623 Class A shares. Therefore, accumulated recorded compensation expense totaling $1,766 was reclassified from "Additional paid-in-capital" to "Common Stock" upon issuance. As of September 30, 2021, there were 17,242 Class A shares, amounting to $120, pending of issuance in connection with previous partial vesting.

The following table provides a summary of outstanding restricted share units at September 30, 2021:

Number of units outstanding (i)	187,813
Weighted-average grant-date fair market value per unit	8.70
Total grant-date fair value	1,634
Weighted-average accumulated percentage of service	79.80%
Stock-based compensation recognized in Additional paid-in capital	1,304
Compensation expense not yet recognized (ii)	330

(i)	Related to awards that will vest between fiscal years 2022 and 2023.

(ii)	Expected to be recognized in a weighted-average period of 0.4 years.

Phantom RSU Award

In May 2019, the Company implemented a new long-term incentive plan (called Phantom RSU Award) to reward employees giving them the opportunity to share the success of the Company in the creation of value for its shareholders. In accordance with this plan, the Company granted units (called “Phantom RSU”) to certain employees, pursuant to which they are entitled to receive, when vested, a cash payment equal to the closing price of one Class A share on the respective day in which this benefit is due and the corresponding dividends per-share (if any) formally declared and paid during the service period. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested.

During 2019, the Company granted awards with different vesting periods: 465,202 units which vest over a requisite service period of five years as follows: 40% at the second anniversary of the date of grant and 20% at each of the following three years and 1,207,455 units which vest 100% at the fifth anniversary from the date of grant.

During 2020, the Company granted 65,440 units that vested 100% at May 2021.

During 2021, the Company granted awards with different vesting periods: 874,294 units which vest 100% at the third anniversary from the grant date; and 44,093 units which vest 100% at April 2022.

The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period. As a consequence, when the award includes multiple vesting periods, it is considered as multiple awards.

The total compensation expense for the nine-month periods ended September 30, 2021 and 2020 amounts to $2,134 and $199, respectively, which has been recorded under “General and administrative expenses” within the consolidated statement of loss. The accrued liability is remeasured at the end of each reporting period until settlement.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.       Share-based compensation (Continued)

Phantom RSU Award (Continued)

The following table summarizes the activity under the plan as of September 30, 2021:

Units
Outstanding at December 31, 2020	1,690,484
Grant 2021	918,387
Partial vesting of 2019 grant (i)	(173,916)
Vesting of 2020 grant (ii)	(65,440)
Forfeited	(320,355)
Outstanding at September 30, 2021	2,049,160

(i)	Amounting to $1.104

(ii)	Amounting to $416

The following table provides a summary of the plan at September 30, 2021:

Total Non-vested (i)
Number of units outstanding (i)	2,049,160
Share price as of September 30, 2021	5.12
Total fair value of the plan	10,492
Weighted-average accumulated percentage of service	37.46%
Accrued liability (ii)	3,930
Compensation expense not yet recognized (iii)	6,562

(i)	Related to awards that will vest between April 2022 and May 2024.

(ii)	Presented within “Accrued payroll and other liabilities” in the Company’s current and non current liabilities balance sheet.

(iii)	Expected to be recognized in a weighted-average period of 2.55 years.

8.	Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to agree with McDonald’s Corporation on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened;

(ii)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, during the first 10 years. This percentage increases to 6% and 7% for the subsequent two five-year periods of the agreement. Nevertheless, on occasions, McDonald’s Corporation provides the Company with support in order to encourage the Company´s growth plan;

(iii)	to commit to funding a specified Strategic Marketing Plan; that includes the expenditure of 5% of the Company´s gross sales on Advertising and Promotion activities.

(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and

(v)	to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.	Commitments and contingencies (continued)

Commitments (Continued)

As a consequence of the negative impacts of the spread of COVID-19 on the Company’s operations, during 2020, McDonald’s Corporation granted the Company a deferral of all the royalty payments due related to sales from March to July 2020 (settled during the first half of 2021); a reduction in the advertising and promotion spending requirements from 5% to 4% for the annual period 2020 and the withdrawal of the previously-agreed restaurant opening plan and reinvestment plan, agreeing in place of these obligations, on a plan for 2021 only. In addition, McDonald’s Corporation provided the Company with growth support which is expected to result in a consolidated effective royalty rate of about 5.3% of sales in 2021.

For the periods ended June 30, 2021 and March 31, 2021, the Company was not in compliance with the ratio requirements mentioned in point (v) above. For the period ended September 30, 2021, the Leverage Ratio was not in compliance. The ratios for the periods mentioned, were as follows:

	September 30, 2021 (Unaudited)	June 30, 2021 (Unaudited)	March 31, 2021 (Unaudited)
Fixed Charge Coverage Ratio	1.65	1.40	0.93
Leverage Ratio	4.46	5.50	7.85

However, McDonald’s Corporation granted the Company limited waivers from June 30, 2020 through and including December 31, 2021, during which time the Company is not required to comply with the financial ratios set forth in the MFA. After December 31, 2021, if the Company remains non-compliant with the financial requirements and is unable to obtain an extension of the waiver or to comply with the original commitments under the MFA, it could be in material breach. A breach of the MFA would give McDonald’s Corporation certain rights, including the ability to acquire all or portions of the business. Notwithstanding the foregoing, the Company does not expect any material adverse effect to its business, results of operations, financial condition or cash flows as a result of this situation.

In addition, the Company maintains standby letters of credit in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs, for a total aggregate drawing amount of $80 million. They can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements. The following table presents information related to the standby letters of credit:

Bank	Currency	Amount
Itaú	$	15,000
Credit Suisse (i)	$	45,000
JPMorgan (i)	$	20,000

(i)       Maintained through its wholly-owned subsidiary ADBV.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.	Commitments and contingencies (continued)

Commitments (Continued)

These letters of credit contain a limited number of customary affirmative and negative covenants, including a maximum indebtedness to EBITDA ratio, as follows:

Bank	Ratio		September 30, 2021 (Unaudited)
Itaú	Net indebtedness to EBITDA	4.5	2.05
Credit Suisse (i)	Indebtedness to EBITDA	4.0	1.91
JPMorgan (i)	Indebtedness to EBITDA	4.5	1.91

(i)       Maintained through its wholly-owned subsidiary ADBV.

For the nine-month periods ended September 30, 2021 all the ratios were in compliance.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At September 30, 2021 and December 31, 2020, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $31,884 and $26,948, respectively, presented as follow: $2,053 and $2,024 as a current liability and $29,831 and $24,924 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

	As of September 30, 2021 (Unaudited)	As of December 31, 2020
Tax contingencies in Brazil	$14,791	$10,662
Labor contingencies in Brazil	13,767	14,514
Others	10,308	9,907
Subtotal	38,866	35,083
Judicial deposits	(6,982)	(8,135)
Provision for contingencies	$31,884	$26,948

As of September 30, 2021, there are certain matters related to the interpretation of tax, labor and civil laws for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $239 million and $268 million.

As of September 30, 2021, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $177 million, related to assessments for the fiscal years 2009 to 2016. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claim. At September 30, 2021, the provision for contingencies includes $1,210 ($1,259 at December 31, 2020), related to this claim. As a result, the Company has recorded a non-current asset with respect to McDonald’s Corporation’s indemnity on the consolidated balance sheet.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC 280 also requires disclosures about the Company’s products and services, geographic areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographic divisions, which are as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, Colombia, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin American division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and the South Latin American division (“SLAD”), consisting of Argentina, Chile, Ecuador, Peru and Uruguay. Effective October 1, 2021, the Company made certain changes in its internal management structure in order to gain operational agility. As a consequence, the Company reorganized its operation into three geographic divisions. See Note 15 for further information. The accounting policies of the segments are the same as those used in the preparation of the consolidated financial statements.

The following table presents information about profit or loss and assets for each reportable segment:

	For the nine-month periods ended
	September 30,
	2021	2020
	(Unaudited)	(Unaudited)
Revenues:
Brazil	$704,219	$609,017
Caribbean division	369,820	261,110
NOLAD	309,989	216,302
SLAD	495,620	290,398
Total revenues	$1,879,648	$1,376,827

	For the nine-month periods ended
	September 30,
	2021	2020
	(Unaudited)	(Unaudited)
Adjusted EBITDA:
Brazil	$99,545	$43,578
Caribbean division	38,786	12,817
NOLAD	23,264	1,760
SLAD	40,197	(13,436)
Total reportable segments	201,792	44,719
Corporate and others (i)	(41,418)	(34,068)
Total adjusted EBITDA	$160,374	$10,651

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	For the nine-month periods ended
	September 30,
	2021	2020
	(Unaudited)	(Unaudited)
Adjusted EBITDA reconciliation:
Total adjusted EBITDA	$160,374	$10,651

(Less) Plus items excluded from computation that affect operating loss:
Depreciation and amortization	(91,194)	(96,463)
Gains from sale or insurance recovery of property and equipment	1,507	3,494
Write-offs of property and equipment	(1,699)	(2,354)
Impairment of long-lived assets	—	(3,800)
Reorganization and optimization plan expenses	(7,236)	—
Operating income (loss)	61,752	(88,472)

(Less) Plus:
Net interest expense	(39,735)	(44,252)
Loss from derivative instruments	(6,190)	(383)
Gain from securities	—	18,070
Foreign currency exchange results	(9,090)	(44,995)
Other non-operating income (expenses), net	2,219	(132)
Income tax expense	(8,749)	(11,344)
Net (income) loss attributable to non-controlling interests	(282)	20
Net loss attributable to Arcos Dorados Holdings Inc.	$(75)	$(171,488)

	For the nine-month periods ended
	September 30,
	2021	2020
	(Unaudited)	(Unaudited)
Depreciation and amortization:
Brazil	$41,671	$45,757
Caribbean division	15,262	15,581
NOLAD	15,536	16,723
SLAD	15,432	15,194
Total reportable segments	87,901	93,255
Corporate and others (i)	3,970	4,079
Purchase price allocation (ii)	(677)	(871)
Total depreciation and amortization	$91,194	$96,463

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	For the nine-month periods ended
	September 30,
	2021	2020
	(Unaudited)	(Unaudited)
Property and equipment expenditures:
Brazil	$34,217	$32,718
Caribbean division	7,277	6,538
NOLAD	6,811	6,820
SLAD	24,776	18,757
Total property and equipment expenditures	$73,081	$64,833

	As of
	September 30,
	2021	December 31,
	(Unaudited)	2020
Total assets:
Brazil	$1,043,570	$1,102,009
Caribbean division	401,495	420,481
NOLAD	393,047	412,045
SLAD	384,083	372,974
Total reportable segments	2,222,195	2,307,509
Corporate and others (i)	129,349	95,802
Purchase price allocation (ii)	(103,712)	(109,357)
Total assets	$2,247,832	$2,293,954

(i)	Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of September 30, 2021 and December 31, 2020, corporate assets primarily includes cash and cash equivalents, corporate derivatives, and lease right of use.

(ii)	Relates to the purchase price allocation adjustment made at corporate level, which reduces the accounting value of our long-lived assets (excluding Lease right of use) and goodwill and the corresponding depreciation and amortization. As of September 30, 2021 and December 31, 2020 primarily related with the reduction of goodwill.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $747,913, at September 30, 2021; and $796,532 at December 31, 2020. All of the Company’s long-lived assets are related to foreign operations.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.       Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares of no par value each.

Issued and outstanding capital

At September 30, 2021 and December 31, 2020, the Company issued 212,787,384 and 212,535,761 shares with no par value, consisting of 132,787,384 and 132,535,761 Class A shares, respectively and 80,000,000 Class B shares for each period.

At September 30, 2021 and December 31, 2020, the Company has 2,309,062 and 5,269,988 shares in treasury.

Therefore, at September 30, 2021 the Company had 210,478,322 shares outstanding, consisting of 130,478,322 Class A shares and 80,000,000 Class B shares.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities, and the Company is able to pay its debts as they become due.

On June 30, 2021, the Company approved a stock dividend distribution to all Class A and Class B shareholders, distributed on July 23, 2021. The Company distributed a dividend equal to one share for every seventy shares held by its shareholders and paid cash in lieu of fractional shares. Therefore, the Company distributed 2,960,926 repurchased shares and paid $21 for fractional shares.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020  (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.	Shareholders’ equity (continued)

Accumulated other comprehensive loss

The following tables set forth information with respect to the components of “Accumulated other comprehensive loss” as of September 30, 2021 and September 30, 2020, respectively, and their related activity during the nine-month periods ended:

	Foreign currency translation	Cash flow hedges	Post-employment benefits (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2020	$(587,804)	$3,443	$(499)	$(584,860)
Other comprehensive (loss) income before reclassifications (Unaudited)	(25,267)	16,405	—	(8,862)
Net (income) loss reclassified from accumulated other comprehensive loss to consolidated statement of loss (Unaudited)	—	(2,878)	114	(2,764)
Net current-period other comprehensive (loss) income (Unaudited)	(25,267)	13,527	114	(11,626)
Balances at September 30, 2021 (Unaudited)	$(613,071)	$16,970	$(385)	$(596,486)

	Foreign currency translation	Cash flow hedges	Post-employment benefits (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2019	$(511,445)	$(7,520)	$(540)	$(519,505)
Other comprehensive (loss) income before reclassifications (Unaudited)	(104,660)	75,007	—	(29,653)
Net (income) loss reclassified from accumulated other comprehensive loss to consolidated statement of income (Unaudited)	—	(55,922)	177	(55,745)
Net current-period other comprehensive (loss) income (Unaudited)	(104,660)	19,085	177	(85,398)
Balances at September 30, 2020 (Unaudited)	$(616,105)	$11,565	$(363)	$(604,903)

(i)	Mainly related to a post-employment benefit in Venezuela established by the Organic Law of Labor and Workers (known as “LOTTT”, its Spanish acronym) in 2012. This benefit provides a payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. The Company obtains an actuarial valuation to measure the post-employment benefit obligation, using the projected unit credit actuarial method and measures this benefit in accordance with ASC 715-30, similar to pension benefit.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Earnings per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

The following table sets forth the computation of basic and diluted net loss per common share attributable to Arcos Dorados Holdings Inc. for all periods presented:

	For the nine-month periods ended
	September 30,
	2021	2020
	(Unaudited)	(Unaudited)
Net loss attributable to Arcos Dorados Holdings Inc. available to common shareholders	$(75)	$(171,488)
Weighted-average number of common shares outstanding - Basic (i)	210,355,905	207,757,910
Incremental shares from vesting of restricted share units	171,702	334,951
Weighted-average number of common shares outstanding - Diluted	210,527,607	208,092,861

Basic net earnings per common share attributable to Arcos Dorados Holdings Inc.	$0.00	$(0.83)
Diluted net earnings per common share attributable to Arcos Dorados Holdings Inc.	$0.00	$(0.82)

(i)	Stock dividends and its retroactively are included within the weighted-average number of common shares.

12.	Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay, Venezuela, French Guyana, Guadeloupe, Martinique, Aruba and Curacao (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.       Related party transactions (continued)

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of September 30, 2021 and December 31, 2020:

	As of
	September 30,
	2021	December 31,
	(Unaudited)	2020
Accounts and notes receivable, net	$319	$272
Other receivables	3,686	2,392
Miscellaneous	3,460	3,665
Accounts payable	(8,127)	(6,378)

The following table summarizes the transactions between the Company and the Axionlog Business for the nine-month periods ended September 30, 2021 and 2020:

	For the nine-month periods ended
	September 30,
	2021	2020
	(Unaudited)	(Unaudited)
Food and paper (i)	$(136,268)	(83,481)
Occupancy and other operating expenses	(3,946)	(2,537)

(i)	Includes $29,015 of distribution fees and $107,253 of suppliers purchases managed through the Axionlog Business for the nine-month period ended September 30, 2021; and, $16,764 and $66,717, respectively, for the nine-month period ended September 30, 2020.

As of September 30, 2021 and December 31, 2020, the Company had the following outstanding balances with Lacoop, A.C and Lacoop II, S.C: other receivables totaling $1,008 and $1,761, respectively, and accounts payable totaling $(1) and $(508), respectively.

13.	Venezuelan operations

The Company conducts business in Venezuela where currency restrictions have been in place for several years under different currency exchange regulations. Although during 2019, the Central Bank of Venezuela loosen those restrictions by permitting financial institution to participate as intermediaries in foreign currency operations, the Company’s ability to immediately access cash through repatriations continues to be limited.

Revenues and operating (loss) of the Venezuelan operations were $5,176 and ($2,748), respectively, for the nine-month period ended September 30, 2021; and $2,815 and ($5,804), respectively, for the nine-month period ended September 30, 2020.

As of September 30, 2021, the Company did not have a material monetary position, which would be subject to remeasurement in the event of further changes in the exchange rate. In addition, Venezuela’s non-monetary assets were $10.1 million (mainly fixed assets).

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.       Venezuela operations (continued)

In addition to exchange controls, the Venezuelan market is subject to price controls. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. However, the Company was able to increase prices during the nine-month periods ended September 30, 2021.

During August 2021, the Government announced the removal of six zeros from the Sovereign Bolivar (VES), effective October 1, 2021.

The Company’s Venezuelan operations continue to be impacted by country’s macroeconomic volatility, including the ongoing highly inflationary environment. Additionally, the operations would be further affected by more stringent controls on foreign currency exchange, pricing, payments, profits or imports; the continued migration or the high level of unemployment. The Company continues to closely monitor developments in this dynamic environment, to assess evolving business risks and actively manage its operations in Venezuela.

14.       Disclosures about fair value of financial instruments

As defined in ASC 820 Fair Value Measurement and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability. The valuation techniques that can be used under this guidance are the market approach, income approach or cost approach. The market approach uses prices and other information for market transactions involving identical or comparable assets or liabilities, such as matrix pricing. The income approach uses valuation techniques to convert future amounts to a single discounted present amount based on current market conditions about those future amounts, such as present value techniques, option pricing models (e.g. Black-Scholes model) and binomial models (e.g. Monte-Carlo model). The cost approach is based on current replacement cost to replace an asset.

The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observance of those inputs. The guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurement should be used whenever possible.

The three levels of the fair value hierarchy as defined by the guidance are as follows:

Level 1: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Company has the ability to access. This is the most reliable evidence of fair value and does not require a significant degree of judgment. Examples include exchange-traded derivatives and listed equities that are actively traded.

Level 2: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Financial instruments that are valued using models or other valuation methodologies are included. Models used should primarily be industry-standard models that consider various assumptions and economic measures, such as interest rates, yield curves, time value, volatilities, contract terms, current market prices, credit risk or other market-corroborated inputs. Examples include most over-the-counter derivatives (non-exchange traded), physical commodities, most structured notes and municipal and corporate bonds.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.       Disclosures about fair value of financial instruments (continued)

Level 3: Valuations utilizing significant unobservable inputs provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing an asset or liability. Examples include certain corporate loans, real-estate and private equity investments and long-dated or complex over-the-counter derivatives.

Depending on the particular asset or liability, input availability can vary depending on factors such as product type, longevity of a product in the market and other particular transaction conditions. In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes under this guidance, the lowest level that contains significant inputs used in valuation should be chosen. Pursuant to ASC 820-10-50, the Company has classified its assets and liabilities into these levels depending upon the data relied on to determine the fair values. The fair values of the Company’s derivatives are valued based upon quotes obtained from counterparties to the agreements and are designated as Level 2.

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of September 30, 2021 and December 31, 2020:

	Quoted Prices in
	Active Markets		Significant Other		Significant
	For Identical Assets		Observable Inputs		Unobservable Inputs
	(Level 1)		(Level 2)		(Level 3)
	As of September 30, 2021 (Unaudited)	As of December 31, 2020	As of September 30, 2021 (Unaudited)	As of December 31, 2020	As of September 30, 2021 (Unaudited)	As of December 31, 2020	Balance as of September 30, 2021 (Unaudited)	Balance as of December 31, 2020
Assets
Cash equivalents	$126,055	$106,856	$—	$—	$—	$—	$126,055	$106,856
Derivatives	$—	$—	$118,211	$122,603	$—	$—	$118,211	$122,603
Total Assets	$126,055	$106,856	$118,211	$122,603	$—	$—	$244,266	$229,459
Liabilities
Derivatives	$—	$—	$24,411	$20,525	$—	$—	$24,411	$20,525
Total Liabilities	$—	$—	$24,411	$20,525	$—	$—	$24,411	$20,525

The derivative contracts were valued using various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves, option volatilities and currency rates that were observable for substantially the full term of the derivative contracts.

Certain financial assets and liabilities not measured at fair value

At September 30, 2021, the fair value of the Company’s short term and long-term debt was estimated at $763,006, compared to a carrying amount of $761,681 This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices and is similar to Level 2 within the valuation hierarchy. The carrying amount for notes receivable approximates fair value.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the nine-month periods ended September 30, 2021 and 2020 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.       Disclosures about fair value of financial instruments (continued)

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). As of September 30, 2021, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities.

15.        Subsequent event

Effective October 1, 2021, the Company made certain changes in its internal management structure in order to gain operational agility. As a consequence, the Company reorganized its operation into three geographic divisions, as follows: (i) Brazil (ii) the South Latin American division, or “SLAD,” which is now comprised of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curacao (iii) the North Latin American division, or “NOLAD,” which is now comprised of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guyana and the U.S. Virgin Islands of St. Croix and St. Thomas. In accordance with ASC 280 Segment Reporting, the Company will begin providing information with the revised structure of its geographic divisions in the annual period ended December 31, 2021.